Exhibit 99.1

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 21, 2016

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of the Corporation, it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on Thursday, April 21, 2016 at 9:30 a.m. (EDT) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

After the meeting, Robert A. Mionis, President and Chief Executive Officer, and Darren G. Myers, Executive Vice President and Chief Financial Officer, will provide a report on the Corporation's affairs. You will also have the opportunity to ask questions and to meet the Corporation's Board of Directors and executives.

Yours sincerely,

William A. Etherington Chair of the Board	Robert A. Mionis President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You are a registered shareholder if your shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. You will have received from Computershare Investor Services Inc. a form of proxy which accompanied your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare Investor Services Inc. in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When)?

Non-Registered Shareholders

You are a non-registered shareholder (or beneficial owner) if your shares are held in the name of a nominee (such as a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder?

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday the 21st day of April, 2016 at 9:30 a.m. (EDT) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2015, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year;

  •
  to authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 4, 2016 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 7th day of March, 2016.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President,
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a shareholder who did not elect to receive our 2015 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.

i

CELESTICA INC.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 10, 2016 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2015. During that period, based on the relevant 2015 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve System, the average exchange rate was $1.00 = C$1.2791.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting.

The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to registered shareholders on or about March 11, 2016.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") as at the close of business on March 4, 2016 or their duly appointed proxyholders or representatives are entitled to vote.

As at February 10, 2016, 124,526,576 SVS (which carry one vote per share and collectively represent approximately 21% of the voting power of the Corporation's securities) and 18,946,368 MVS (which carry 25 votes per share and collectively represent approximately 79% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

If you vote your shares in person, your vote will be taken and counted at the Meeting.

If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Tuesday, April 19, 2016. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chair of the Meeting at which the form of proxy is to be used.

If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Tuesday, April 19, 2016.

Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder?

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. William A. Etherington or Mr. Robert A. Mionis or their designees (the "Proxy Nominees"), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE MY SHARES AT THE MEETING?

A.
Yes, you may appoint an individual or company (such individual or authorized representative of such company shall be referred to herein as a "person") to represent you at the Meeting other than the persons designated in the form of proxy. Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED AT THE MEETING IF I GIVE MY PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the Proxy Nominees in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of each of the nominees proposed by management, in favour of the appointment of KPMG LLP as the Corporation's auditor, in favour of the authorization of the Board to fix the auditor's remuneration, in favour of the advisory resolution on the Corporation's approach to executive compensation, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with their best judgment.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward the materials related to the Meeting to each non-registered shareholder (unless the non-registered shareholder has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions ("Broadridge")), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101).

If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return in accordance with the instructions, and within the timeline (which will likely be earlier than 5:00 p.m. (EDT) on Tuesday, April 19, 2016), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

As a non-registered holder, if your shares are held through a broker who is a member of the New York Stock Exchange (the "NYSE") and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any "non-routine" matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn't receive voting instructions as to a non-routine proposal (all proposals, other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration, are "non-routine" matters under NYSE rules), a "broker non-vote" with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.

Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee, as the case may be, in the space provided on the form of proxy. An Intermediary's voting instruction form will likely provide corresponding instructions as to how to cast your vote in person. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance.

If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIR?

A.
You may contact the independent directors, including the independent Chair of the Corporation, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations to the following coordinates:

Celestica Investor Relations
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
Phone: 416-448-2211
Fax: 416-448-5527
E-mail: clsir@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations (see contact coordinates above). If you require assistance in completing the form of proxy you may contact the transfer agent (see contact coordinates below).

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

or by telephone:

within Canada and the United States
1-800-564-6253
all other countries
514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 10, 2016, the only persons or corporations who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(1)	18,946,368 MVS	100%	13.2%	79.2%

Toronto, Ontario Canada	426,172 SVS	*	*	*

Gerald W. Schwartz(2)	18,946,368 MVS	100%	13.2%	79.2%

Toronto, Ontario Canada	546,829 SVS	*	*	*

Letko, Brosseau & Associates Inc.(3) Montréal, Québec Canada	18,332,736 SVS	14.7%	12.8%	3.1%

*
Less than 1%.

(1)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex, and 1,170,208 MVS subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Mr. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS).

(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 426,172 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, including the 1,170,208 MVS subject to MIP Options (which include 688,807 MIP Options granted to Mr. Schwartz), all as described in footnote 1 above. Mr. Schwartz is a director of the Corporation and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex.

(3)
The number of shares reported as held by Letko, Brosseau & Associates Inc. ("Letko") is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on January 8, 2016, reporting ownership as of December 31, 2015.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of rights under applicable provincial take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) for the MVS if the MVS had been SVS. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

The articles of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion (including with respect to the provisions described in this paragraph) as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, such MVS shall convert automatically into SVS on a one-for-one basis. For these purposes, (a) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all MVS beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction, (b) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (i) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (ii) it is a subsidiary of a corporation that is that other's subsidiary, (c) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex, and (d) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding MVS shall represent less than 5% of the aggregate number of the outstanding MVS and SVS, all of the outstanding MVS shall be automatically converted at such time into SVS on a one-for-one basis.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The nine individuals listed herein are being recommended for election as directors of the Corporation, as the current term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation. The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at nine.

The Corporation has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday.

Unless authority to do so is withheld, shares represented by proxies in favour of the Proxy Nominees will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.

    Majority Voting Policy

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee, by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and, if so required, any such nominee shall immediately tender his or her resignation. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and announced by press release, within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions. See Statement of Corporate Governance Practices — Nomination and Election of Directors — Election of Directors in Schedule A to this Circular.

    Nominees for Election as Director

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages; the year from which each has continuously served as a director of the Corporation; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other public corporations of which they are directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

For a description of the number of shares and deferred share units ("DSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by the Corporation's directors, and a description of the DSUs, see Information Relating to Our Directors — Directors' Ownership of Securities and Information Relating to Our Directors — Director Compensation. In the case of options, restricted share units ("RSUs") and performance share units ("PSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Mionis, see Compensation Discussion and Analysis and Compensation of Named Executive Officers — Option-Based and Share-Based Awards. In the case of shares of the Corporation owned, directly or indirectly, by Mr. Schwartz and his associates and affiliates, see also Principal Holders of Voting Shares.

Daniel P. DiMaggio
Duluth, Georgia
United States

Director Since: 2010
 Age: 65
 Status: Independent

Top 3 Areas of Expertise:
•    Executive Leadership
•    Global Logistics
•    Industrial Engineering

2015 Annual Meeting(1)
Votes in Favour: 99.60%
Votes Withheld: 0.40%

Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS") (a public company), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc.(2) and CEVA Logistics (a public company). He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

Mr. DiMaggio sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$325,000	Target Met: Yes
Actual Value:	$1,514,022

William A. Etherington
Toronto, Ontario
Canada

Director Since: 2001
 Age: 74
 Status: Independent

Top 3 Areas of Expertise:
•    Public Company Board/Chair
•    Investment and Business Strategy
•    Corporate Governance

2015 Annual Meeting(1)
Votes in Favour: 99.57%
Votes Withheld: 0.43%

Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex, SS&C Technologies Inc. and St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce (a public company). In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation (a public company), and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from Western University.

Mr. Etherington sits on the Audit, Compensation, and Nominating and Corporate Governance (Chair) Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Onex	• SS&C Technologies Inc.

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$650,000	Target Met: Yes
Actual Value:	$3,664,651

Laurette T. Koellner
Merritt Island, Florida
United States

Director Since: 2009
 Age: 61
 Status: Independent

Top 3 Areas of Expertise:
•    Public Company Board Expertise
•    Audit and Finance
•    Human Resources

2015 Annual Meeting(1)
Votes in Favour: 99.60%
Votes Withheld: 0.40%

Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. ("AIG") from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services and Corporate Controller. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.) and the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.

Ms. Koellner sits on the Audit (Chair), Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	7 of 8	Board	88%
Audit	5 of 6	Committee	81%
Compensation Committee	5 of 6
Nominating & Corporate Governance	3 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Papa John's International, Inc.	• Nucor Corporation
• The Goodyear Tire & Rubber Company

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$425,000	Target Met: Yes
Actual Value:	$1,753,395

Robert A. Mionis
Scottsdale, Arizona
United States

Director Since: 2015
 Age: 52
 Status: Not Independent

Top 3 Areas of Expertise:
•    President and CEO
•    Engineering and Finance
•    Aerospace, Automotive and Healthcare

2015 Annual Meeting(5)
Votes in Favour: N/A
Votes Withheld: N/A

Mr. Mionis is President and Chief Executive Officer of the Corporation. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management ("Pamplona"), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive segments. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, most recently as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric (GE) and Axcelis Technologies (each a public company) and AlliedSignal. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mr. Mionis does not sit on any committees of the Board of Directors of the Corporation.

BOARD AND COMMITTEE ATTENDANCE(3)(5)

	ATTENDANCE	TOTAL ATTENDANCE
Board	3 of 3	Board	100%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(5)

Target Value:	$4,250,000	Target Met: N/A
Actual Value:	$0

Joseph M. Natale
Mississauga, Ontario
Canada

Director Since: 2012
 Age: 51
 Status: Independent

Top 3 Areas of Expertise:
•    Executive Leadership
•    Business and Financial Consultant
•    Engineering, Technology and Telecommunications

2015 Annual Meeting(1)
Votes in Favour: 99.38%
Votes Withheld: 0.62%

Mr. Natale is a corporate director. He served as the President and Chief Executive Officer, and a director of TELUS Corporation, a public telecommunications services company, between May 2014 and August 2015, having joined the company in 2003. Prior to this role, and since May 2010, Mr. Natale served as Executive Vice President and Chief Commercial Officer of TELUS Corporation. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Technology & Telecommunications Chair for United Way Toronto's 2014 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

Mr. Natale sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Gibraltar Growth Corporation

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$195,000	Target Met: Yes
Actual Value:	$1,228,345

Carol S. Perry
Toronto, Ontario
Canada

Director Since: 2013
 Age: 65
 Status: Independent

Top 3 Areas of Expertise:
•    Securities Regulatory and Corporate Governance
•    Investment Banker and Financial Services
•    ICD.D Designation

2015 Annual Meeting(1)
Votes in Favour: 99.93%
Votes Withheld: 0.07%

Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P. a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. She is a former director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

Ms. Perry sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$195,000	Target Met: Yes
Actual Value:	$663,796

Eamon J. Ryan
Toronto, Ontario
Canada

Director Since: 2008
 Age: 70
 Status: Independent

Top 3 Areas of Expertise:
•    Executive Leadership
•    Finance and Treasury
•    International Office Products and Printing Solutions

2015 Annual Meeting(1)
Votes in Favour: 99.56%
Votes Withheld: 0.44%

Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. (a public company). Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

Mr. Ryan sits on the Audit, Compensation (Chair), and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$400,000	Target Met: Yes
Actual Value:	$2,339,309

Gerald W. Schwartz
Toronto, Ontario
Canada

Director Since: 1998
 Age: 74
 Status: Not Independent

Top 3 Areas of Expertise:
•    Public Company Board/Chair & CEO
•    Investment and Business Strategy
•    Corporate Governance

2015 Annual Meeting(1)
Votes in Favour: 99.25%
Votes Withheld: 0.75%

Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and a director of Indigo Books & Music Inc. (each a public company). Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

Mr. Schwartz does not sit on any committees of the Board of Directors of the Corporation.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	7 of 8	Board	88%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Onex	• Indigo Books & Music Inc.
• Bank of Nova Scotia (honorary director)

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(6)

Target Value:	N/A	Target Met: N/A

Michael M. Wilson
Bragg Creek, Alberta
Canada

Director Since: 2011
 Age: 64
 Status: Independent

Top 3 Areas of Expertise:
•    Executive Leadership
•    Agriculture, Energy, Chemicals and Plastics
•    Corporate Governance

2015 Annual Meeting(1)
Votes in Favour: 99.60%
Votes Withheld: 0.40%

Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer, and a director, of Agrium Inc. (a public agricultural crop inputs company), and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company) and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson is also the Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.

Mr. Wilson sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit	6 of 6	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

CURRENT PUBLIC BOARD DIRECTORSHIPS

• Air Canada	• Suncor Energy Inc.
• Finning International Inc.

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2015(4)

Target Value:	$195,000	Target Met: Yes
Actual Value:	$1,365,393

(1)
See 2015 Voting Results.

(2)
Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008.

(3)
See Table 7: Directors' Attendance at Board and Committee Meetings for a full description of board and standing committee meeting attendance.

(4)
See — Directors' Ownership of Securities — Director Share Ownership Guidelines for a detailed description of the shareholding requirements for applicable directors.

(5)
As President and CEO, Mr. Mionis is subject to the Executive Share Ownership Guidelines as described below under Executive Share Ownership. Mr. Mionis was appointed as President and CEO of the Corporation and as a member of the Board effective August 1, 2015 and had not accumulated any shareholdings as of December 31, 2015.

(6)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Director Share Ownership Guidelines.

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

Director Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to take the form of DSUs. As part of the Compensation Committee's 2015 competitive review of director compensation, the Compensation Committee engaged Willis Towers Watson (the "Compensation Consultant") to provide market comparison information (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). As a result of this review of director compensation in 2015, certain amendments to director compensation and the Directors' Share Compensation Plan were approved, effective January 1, 2016 by the Compensation Committee and the Board. The review process included a review of on-hire award practices among comparator companies (set out in Table 9) as well as the structure for the annual director retainer fees. Significant changes to the fee structure were then made in order to align director compensation with competitive market practices, as set forth in Table 2 below.

Table 2: Directors' Fees(1)

Element	Retainer and Meeting Fees for 2015	New Director Fee Structure(2)

On-hire DSU Grant for Directors(3)	$180,000	Eliminated

Annual Board Retainer(4)	$130,000 — Board Chair $65,000 — Directors

Annual Board and Committee Per Day Meeting Fee(5)	$2,500	Combined to establish an inclusive annual retainer of: $360,000 — Board Chair $235,000 — Directors

Annual DSU Grant(6)	$180,000 — Board Chair $120,000 — Directors

Travel Fees(7)	$2,500	$2,500

Annual Retainer for the Audit Committee Chair	$20,000	$20,000

Annual Retainer for the Compensation Committee Chair	$15,000	$15,000

Annual Retainer for the Nominating and Governance Committee Chair(8)	—	—

DSU Election(6)	Directors received 50% of their annual retainer and meeting fees (or 100% of such retainer and fees, subject to their election or deemed election) in the form of DSUs	Directors must elect to be paid either 100% or 75% of their aggregate annual retainers and travel fees in the form of DSUs

(1)
Does not include Mr. Mionis, President and CEO of the Corporation (since August 1, 2015) or Mr. Muhlhauser, former President and CEO of the Corporation (until August 1, 2015), each of whose compensation is set out in Table 13 of this Circular. Does not include fees payable to Onex for the service of Mr. Schwartz as a director, which is described in footnote 4 to Table 3 of this Circular.

(2)
Effective January 1, 2016. Directors may also receive further retainers and meeting fees for participation on ad hoc committees.

(3)
If an eligible director Retires within a year of becoming an eligible director, all of the DSUs comprising the on-hire grant are forfeited and cancelled. If an eligible director Retires less than two years but at least one year after becoming an eligible director, then two-thirds of the DSUs comprising the on-hire grant are forfeited and cancelled. If an eligible director Retires within three years but at least two years after becoming an eligible director, then one-third of the DSUs comprising the on-hire grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Corporation.

(4)
Paid on a quarterly basis.

(5)
Paid per day of meetings, regardless of whether a director attended more than one meeting in a single day.

(6)
Credited on a quarterly basis. The number of DSUs granted are calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of such quarter.

(7)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

(8)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director both (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires. The number of DSUs granted is calculated by dividing the fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter.

Directors' Fees Earned in 2015

All compensation paid in 2015 by the Corporation to its directors is set out in Table 3, except for Mr. Mionis, President and Chief Executive Officer of the Corporation and Mr. Muhlhauser, former President and Chief Executive Officer of the Corporation, each of whose compensation is set out in Table 13 of this Circular. In 2015, the Board (excluding Mr. Schwartz — see footnote 4 to Table 3) earned a total of annual retainer and meeting fees in the amount of $817,188 and total annual grants of DSUs in the amount of $900,000.

Table 3: Director Fees Earned in Respect of 2015

Name	Board Annual Retainer (a)	Board Chair Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance and Ad Hoc Committee Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))

Daniel P. DiMaggio	$65,000	—	—		$37,500	$102,500	50%/$51,250	10,325/$	120,000	—	$222,500

William A. Etherington	—	$130,000	—	(3)	$30,000	$160,000	100%/$160,000	15,487/$	180,000	—	$340,000

Laurette T. Koellner	$65,000	—	$20,000		$38,125	$123,125	50%/$61,563	10,325/$	120,000	—	$243,125

Joseph M. Natale	$65,000	—	—		$35,000	$100,000	100%/$100,000	10,325/$	120,000	—	$220,000

Carol S. Perry	$65,000	—	—		$35,625	$100,625	100%/$100,625	10,325/$	120,000	—	$220,625

Eamon J. Ryan	$65,000	—	$15,000		$38,438	$118,438	100%/$118,438	10,325/$	120,000	—	$238,438

Gerald W. Schwartz(4)	—	—	—		—	—	—		—	—	—

Michael M. Wilson	$65,000	—	—		$47,500	$112,500	100%/$112,500	10,325/$	120,000	—	$232,500

(1)
Includes, for applicable directors, meeting fees received for participation on ad hoc committees of the Board, including meeting fees for the committee established in connection with the sale of the Corporation's Toronto real estate and meeting fees for the committee established in connection with the search for the successor to Mr. Muhlhauser as CEO (the "CEO Search Committee"). Also includes travel fees paid to directors.

(2)
Represents grant date fair value which is the same as the accounting value of such awards. The annual retainer, and meeting fees elected to be received in DSUs, and the annual grant for 2015 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $11.11 on March 31, 2015, $11.64 on June 30, 2015, $12.89 on September 30, 2015 and $11.03 on December 31, 2015. For directors who elected to receive 100% of their annual retainer and meeting fees in DSUs, no cash amounts were paid by the Corporation in respect of amounts set forth in column (e).

(3)
During 2015, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington does not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(4)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2015. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

Directors' Ownership of Securities

    Outstanding Share-Based Awards

Information concerning all outstanding share-based awards as of December 31, 2015 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 14 of this Circular), including awards granted prior to 2015, is set out in Table 4. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. There are no options granted to directors prior to the foregoing amendment which remain outstanding.

Table 4: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Market Value of Outstanding DSUs(2) ($)

Daniel P. DiMaggio	137,264	$1,514,022

William A. Etherington	322,244	$3,554,351

Laurette T. Koellner	158,966	$1,753,395

Joseph M. Natale	111,364	$1,228,345

Carol S. Perry	60,181	$663,796

Eamon J. Ryan	212,086	$2,339,309

Gerald W. Schwartz(3)	—	—

Michael M. Wilson	123,789	$1,365,393

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2016 in respect of the fourth quarter of 2015.

(2)
The market value of such share-based awards was determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015.

(3)
Schwartz did not have any share-based awards from the Corporation outstanding as of December 31, 2015; however, 158,903 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement between the Corporation and Onex for the services of Mr. Schwartz as a director of the Corporation, and 688,807 MVS beneficially owned by Onex are subject to MIP Options granted to Mr. Schwartz. For further information see footnote 2 to Table 1 and footnote 4 to Table 3.

    Changes in Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 14 of this Circular), such director's direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 10, 2016, and any changes therein since February 11, 2015 (being the date of disclosure in the Corporation's 2014 management information circular).

Table 5: Changes in Directors' Equity Interest(1)

Name	Date	SVS (#)	Share-Based Awards (#)	Total (#)

Daniel P. DiMaggio	Feb. 11, 2015	—	122,514	122,514
	Feb. 10, 2016	—	137,264	137,264
	Change	—	14,750	14,750

William A. Etherington(2)	Feb. 11, 2015	10,000	292,948	302,948
	Feb. 10, 2016	10,000	322,244	332,244
	Change	Nil	29,296	29,296

Laurette T. Koellner	Feb. 11, 2015	—	143,354	143,354
	Feb. 10, 2016	—	158,966	158,966
	Change	—	15,612	15,612

Joseph M. Natale	Feb. 11, 2015	—	92,384	92,384
	Feb. 10, 2016	—	111,364	111,364
	Change	—	18,980	18,980

Carol S. Perry	Feb. 11, 2015	—	41,184	41,184
	Feb. 10, 2016	—	60,181	60,181
	Change	—	18,997	18,997

Eamon J. Ryan	Feb. 11, 2015	—	191,554	191,554
	Feb. 10, 2016	—	212,086	212,086
	Change	—	20,532	20,532

Gerald W. Schwartz(3)	Feb. 11, 2015	546,829	—	546,829
	Feb. 10, 2016	546,829	—	546,829
	Change	Nil	—	Nil

Michael M. Wilson	Feb. 11, 2015	—	103,729	103,729
	Feb. 10, 2016	—	123,789	123,789
	Change	—	20,060	20,060

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex as of February 10, 2016. Other than Messrs. Schwartz and Etherington, no other director of the Corporation owns shares of Onex.

(3)
Includes 426,172 SVS beneficially owned by Onex. In addition, as described in footnote 2 to Table 1, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 18,108,018 subordinate voting shares of Onex as of February 10, 2016. Also see footnote 3 to Table 4.

    Director Share Ownership Guidelines

The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Director Share Ownership Guidelines") (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and Chief Executive Officer of the Corporation). The Director Share Ownership Guidelines for 2015 provided as follows:

Board Tenure	Share and/or DSU Ownership(1)

Five Years or Greater	5x Annual Retainer

2 to 5 Years	3x Annual Retainer

1 to 2 Years	2x Annual Retainer

Less than 1 Year	Not Required(2)

(1)
Calculated by applying the applicable multiple from the Director Share Ownership Guidelines to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
Directors with less than one year of service on the Board are encouraged, but not required, to hold securities of the Corporation.

It is the Corporation's policy that directors with five years or more service on the Board shall continue to invest a significant portion of their annual retainer in securities of the Corporation.

Although directors will not be deemed to have breached the Director Share Ownership Guidelines by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director's holdings of securities, which for the purposes of the Director Share Ownership Guidelines include all SVS and DSUs, are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting, whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2015.

Table 6: Shareholding Requirements

	Shareholding Requirements
Director
	Target Value as of December 31, 2015(1)	Value as of December 31, 2015(2)	Met Target as of December 31, 2015

Daniel P. DiMaggio	$325,000	$1,514,022	Yes

William A. Etherington	$650,000	$3,664,651	Yes

Laurette T. Koellner	$425,000	$1,753,395	Yes

Joseph M. Natale	$195,000	$1,228,345	Yes

Carol S. Perry	$195,000	$663,796	Yes

Eamon J. Ryan	$400,000	$2,339,309	Yes

Michael M. Wilson	$195,000	$1,365,393	Yes

(1)
Directors' target values are calculated by applying the applicable multiple from the Director Share Ownership Guidelines to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015.

As a result of the new annual fixed compensation arrangement for the directors effective January 1, 2016 (see Information Relating to Our Directors — Director Compensation) the Board also approved an amendment to the Director Share Ownership Guidelines. The amendment, which also became effective January 1, 2016, provides that a director (regardless of tenure) must hold SVS or DSUs with an aggregate value equal to two times 75% of the annual retainer except that the chair of the Board must hold SVS or DSUs with an aggregate value equal to two and a half times 75% of the annual retainer. Current and new directors will have five years to achieve the revised Director Share Ownership Guidelines from the approval date or from the time of their appointment to the Board, as applicable.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2015 to February 10, 2016.

Table 7: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee

Daniel P. DiMaggio	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

William A. Etherington	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Laurette T. Koellner	7 of 8	5 of 6	5 of 6	3 of 4	88%	81%

Robert A. Mionis(1)	3 of 3	—	—	—	100%	—

Craig H. Muhlhauser(2)	5 of 5	—	—	—	100%	—

Joseph M. Natale	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Carol S. Perry	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Eamon J. Ryan	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

Gerald W. Schwartz	7 of 8	—	—	—	88%	—

Michael M. Wilson	8 of 8	6 of 6	6 of 6	4 of 4	100%	100%

(1)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

(2)
Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

INFORMATION ABOUT OUR AUDITOR

    Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

    Fees Paid to KPMG LLP

The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's-length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation.

	Year Ended December 31 (in millions)

	2015	2014
Audit Services	$2.9	$3.1
Audit Related Services	$0.0	$0.2
Tax Services	$0.1	$0.1
Other	$0.2	$0.0

Total	$3.2	$3.4

It is intended that, on any ballot relating to the remuneration of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

SAY-ON-PAY

    Say-on-Pay Policy

The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's management information circular delivered in advance of the 2016 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

2015 VOTING RESULTS

    2015 Voting Results

The voting results of the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov following the Meeting. The voting results from the Corporation's annual meeting of shareholders held on April 21, 2015 were as follows:

Brief Description of Voting Matters	Outcome of the Vote
	Approved	For
In respect of the election of the following proposed nominees as members of the Board of Directors of the Corporation
Daniel P. DiMaggio	✓	99.60%
William A. Etherington	✓	99.57%
Laurette T. Koellner	✓	99.60%
Craig H. Muhlhauser	✓	99.93%
Joseph M. Natale	✓	99.38%
Carol S. Perry	✓	99.93%
Eamon J. Ryan	✓	99.56%
Gerald W. Schwartz	✓	99.25%
Michael M. Wilson	✓	99.60%
In respect of the appointment of KPMG LLP as the auditor of the Corporation for the ensuing year and authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors	✓	Carried by a show of hands
In respect of the advisory resolution on the Corporation's approach to executive compensation	✓	99.52%

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised entirely of independent directors (pursuant to applicable Canadian, SEC and NYSE rules for U.S. domestic companies): Eamon Ryan (Chair), Daniel DiMaggio, William Etherington, Laurette Koellner, Joseph Natale, Carol Perry and Michael Wilson. The Compensation Committee's purpose is to discharge the Board's responsibilities for executive compensation matters, including: (a) reviewing the corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), as approved by the Board, evaluating the CEO's performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation; (b) approving non-CEO executive compensation; (c) reviewing, modifying and approving incentive-based plans and equity-based plans; (d) revising and approving compensation disclosure in public documents, including the Corporation's management information (proxy) circular, in accordance with applicable rules and regulations; and (e) reviewing, regularly, the risks associated with the Corporation's executive compensation policies and practices. The Compensation Committee is also responsible for, among other matters: (a) making recommendations to the Board regarding the compensation of the Corporation's directors; (b) maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical"; (c) approving and monitoring insider trading and share ownership policies; and (d) performing any other activities consistent with its mandate. See Statement of Corporate Governance Practices in Schedule A to this Circular for further details.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities relative to executive compensation and have skills and experience that contribute to the ability of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices. Each member of the Compensation Committee possesses significant knowledge in executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for executive compensation decisions; and past service on the compensation committees of several other major public corporations. In addition, Mr. Etherington currently serves on the compensation and management resources committee of Onex; Ms. Koellner previously served on the compensation committee of AIG; and Ms. Perry previously served on the management resources and compensation committee of Softchoice Corporation (while it was a public company listed on the Toronto Stock Exchange ("TSX")). Accordingly, the Corporation believes that its Compensation Committee is appropriately qualified to make decisions on the suitability of the Corporation's compensation policies and practices.

COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Shareholders,

On behalf of the Compensation Committee, I welcome this opportunity to share with you our approach to executive compensation, including the framework we used to make our compensation decisions for the CEO and certain other executive officers for 2015.

Our Approach to Executive Compensation

Celestica's executive compensation program is designed to pay for performance, adhere to the risk profile of the Corporation, align the interests of executives and shareholders, incent executives to work as a team to achieve corporate results and ensure direct accountability for annual operating results and the Corporation's long-term financial performance. Total compensation for each executive varies with the Corporation's performance in achieving financial and non-financial objectives and also with individual performance. The Corporation is committed to paying for performance and the Compensation Committee believes that the executive compensation program for 2015 demonstrates an appropriate pay-for-performance relationship and as such, establishes strong alignment between the interests of the Corporation's executives and its shareholders. Further, the Compensation Committee has endeavoured to ensure the executive compensation program is aligned with appropriate governance, risk management and regulatory principles.

CEO Succession

In 2015, the Compensation Committee was involved in the CEO succession process and setting the level of compensation for the Corporation's new CEO. Following the announcement by the Corporation, on October 21, 2014, of Mr. Muhlhauser's intention to retire by the end of 2015, the Board undertook a comprehensive CEO search process. The Board established the CEO Search Committee and engaged an executive search firm to support the search to identify the successor CEO, considering both external and internal candidates. On July 8, 2015, the Corporation announced that Mr. Mionis was to be appointed President and CEO, and also a member of the Board of Directors, effective August 1, 2015. Mr. Muhlhauser remained with the Corporation as a special advisor to the Board until December 31, 2015. The Compensation Committee also reviewed and approved the terms of the employment of the new CEO as well as the transition arrangements for Mr. Muhlhauser.

Key Executive Compensation Developments in 2015

During 2015, the Compensation Committee approved the following key modifications to the executive compensation program:

  •
  a review of the comparator group was conducted and adjustments were made to remove three companies that exceeded the guideline revenue range and had significantly higher asset values and market capitalization than the Corporation, and to add one company, Sun Edison, Inc., as it is reasonably similar to the Corporation's size and scope and representative of companies with which the Corporation may compete for executive talent;

  •
  the LTIP, the Celestica Share Unit Plan (the "CSUP"), the Corporation's Executive Employment Guidelines (the "Executive Guidelines") and the Insider Trading Policy were reviewed by the Compensation Committee and various amendments were made including:

  •
  amendments to the LTIP and CSUP to:

  •
  reflect that change of control treatment for outstanding equity will be based on a "double trigger" requirement for future grants thereunder; and

      •
      allow employees with 30 or more years of service to be provided with retirement treatment for any outstanding equity; and

    •
    amendments to the Insider Trading Policy to include an anti-pledging provision;

  •
  the share ownership guidelines for executives were amended to provide that Executive Vice Presidents will be required to own three times their base salary in securities of the Corporation, an increase from two times; and

  •
  with the transition of the CEO in 2015, the Compensation Committee reviewed the Corporation's equity grant practices and as a result, the equity grant disclosure was revised to reflect that equity grants made in-year are granted with respect to the current year performance and to incentivize future performance, rather than as a reward in respect of the most recently completed year. This disclosure change was implemented with equity granted starting in 2016 and did not impact the reporting of outstanding equity granted in 2015 or prior years.

The foregoing changes to executive compensation are addressed in greater detail below in the Compensation Discussion and Analysis section of this Circular.

Conclusion

Last year, our annual "say on pay" advisory vote received overwhelming support with 99.52% of the votes cast in favour of our executive compensation program. We believe this support reflects that our compensation philosophy aligns the interests of shareholders and the executives of the Corporation.

We remain committed to developing executive compensation policies designed to serve the long-term interests of our shareholders.

Yours sincerely,

Eamon Ryan
Chair of the Compensation Committee
(on behalf of the Compensation Committee)

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (together with Mr. Muhlhauser as the former CEO, the "Named Executive Officers" or "NEOs"). The NEOs who are the subject of this Compensation Discussion and Analysis are:

  •
  Robert A. Mionis — President and CEO;

  •
  Darren G. Myers — Executive Vice President and CFO;

  •
  Michael P. McCaughey — Executive Vice President, Communications, Enterprise and Managed Services;

  •
  Glen D. McIntosh — Executive Vice President, Global Operations and Supply Chain Management; and

  •
  Elizabeth L. DelBianco — Executive Vice President and Chief Legal & Administrative Officer.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2015 is set out in the section Compensation Discussion and Analysis — 2015 Compensation Decisions. Disclosure regarding Mr. Muhlhauser is included in the section Arrangements Regarding Retirement of Former Chief Executive Officer and is otherwise excluded from this Compensation Discussion and Analysis as his tenure as President and CEO of the Corporation ended as of August 1, 2015.

Compensation Objectives

The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

A substantial portion of the compensation of our executives is linked to the Corporation's performance. A comparator group of Celestica's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, as selected by the Compensation Committee, the "Comparator Group") is set out in Table 9. The Corporation establishes target compensation with reference to the median compensation of the Comparator Group, however, neither each element of compensation nor total compensation is expected to match such median exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

    Independent Advice

The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, has engaged the Compensation Consultant since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general.

The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2015, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the Compensation Committee also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant, and determined that the Compensation Consultant was independent prior to its engagement in 2015. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 8: Fees of the Compensation Consultant

	Year Ended December 31
	2015		2014

Executive Compensation-Related Fees(1)	C$	357,910	C$	328,016
All Other Fees(2)	C$	54,914	C$	17,007

(1)
Services disclosed in respect of 2015 and 2014 included support on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay for performance analysis and assistance with executive compensation-related disclosure), support with ad-hoc executive compensation issues that arise throughout the year, annual valuation of PSUs for accounting purposes, attendance at all Compensation Committee meetings and a comprehensive risk assessment of compensation programs for senior executives. Services disclosed in respect of 2015 also included assistance with the CEO transition activities and the director compensation review. Services disclosed in respect of 2014 also included meetings to educate and orient a new director on the Corporation's compensation philosophies and policies.

(2)
For 2015, represents fees for a non-executive employment engagement survey. For 2014, represents fees for surveys pertaining to competitive levels of compensation for non-executives.

    Compensation Process

Executive compensation is determined as part of an annual process followed by the Compensation Committee, as supported by the Compensation Consultant, as follows:

Before and at Commencement of the Performance Period	During the Performance Period	Following the Performance Period

•  Review and approve comparator group
•  Review of compensation benchmarks and pay positioning
•  Establish target compensation levels
•  Review trends in executive compensation for potential program changes
•  Establish performance objectives
• Conduct risk assessment of compensation programs

•  Evaluate interim performance relative to objectives
•  Approve appointments to designated positions and any related compensation changes
•  Re-evaluate comparator group and update as necessary
	• Review management succession plans including retention value of unvested equity awards	• Evaluate individual performance relative to objectives • Determine achievement of performance criteria for annual and long term incentives

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Compensation Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Compensation Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Compensation Committee and provides compensation recommendations. The Compensation Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.

The Compensation Committee generally meets five times a year, in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO develop base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

The foregoing process is also followed for determining the CEO's compensation, except that the CLAO develops a proposal for base salary and equity-based incentive grants which is then reviewed with the

Compensation Consultant. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation.

Based on a management plan approved by the Board, the annual incentive-plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the annual incentive plan are then paid in February.

In addition to the above regular business, the Compensation Committee also made key decisions concerning CEO succession in 2015 and the related compensation decisions, including transition awards for specified executives, all of which are more fully described below under CEO Succession and, with respect to Mr. Muhlhauser's retirement, under Arrangements Regarding Retirement of Former Chief Executive Officer. The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion for 2015 compensation with respect to any NEO.

  Compensation Risk Assessment

The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

In 2014, the Compensation Committee engaged the Compensation Consultant to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive, and the Corporation's two long-term incentive plans, the LTIP and CSUP. The compensation risk assessment included interviews with key Board and management representatives to: (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk-taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

In 2015, the Compensation Consultant reviewed actions taken by the Corporation and applicable governance trends in risk oversight of executive compensation since the comprehensive risk assessment had been conducted in 2014. Based on the results of such assessments and its own independent analysis, the Compensation Committee concluded that the Corporation's compensation programs did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation programs. Since the beginning of 2015, the Compensation Committee also approved the following actions to enhance the Corporation's compensation policy risk-mitigating practices:

  •
  the share ownership guidelines for executives were amended to provide that Executive Vice Presidents will be required to own three times their base salary in securities of the Corporation, an increase from two times;

  •
  an additional requirement for Mr. Mionis was added such that, in the event of the cessation of his employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date;

  •
  scenario testing of the executive compensation programs, including a pay for performance analysis;

  •
  the Insider Trading Policy was amended to include an anti-pledging provision;

  •
  the LTIP and CSUP were amended to reflect that change of control treatment for outstanding equity is based on a "double trigger" requirement for future grants thereunder; and

  •
  the PSU comparator group for TSR performance was broadened from five EMS peers to the S&P 1500 Information Technology Index companies with the addition of Flextronics International Ltd. (the only EMS peer not already on the S&P 1500 list).

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the Compensation Committee's view that the Corporation's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

In reaching their opinion, the Compensation Committee reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

Governance

Compensation Decision-Making Process	• The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy (see Compensation Discussion and Analysis — Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	• The Corporation annually holds an advisory vote on executive compensation. • This allows shareholders to express approval or disapproval of its approach to executive compensation.

Annual Review of Incentive Programs	• Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under the CSUP and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability.
• When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually.

External Independent Compensation Advisor	• On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	• All of the Corporation's independent directors sit on each standing committee of the Board, to provide continuity and to facilitate coordination between the Committees' respective oversight responsibilities.

Compensation Program Design

Review of Incentive Programs	• At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation	• For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual incentive plan and long-term, equity-based incentive plans).
•  The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.
•  This mix provides a strong pay-for-performance relationship
• It provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term

"One-company" Annual Incentive Plan.	• Celestica's "one-company" annual incentive plan (the Celestica Team Incentive Plan) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics	• Celestica's annual incentive plan ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (e.g., revenue, non-International Financial Reporting Standards ("IFRS") Operating Margin (as defined in footnote 3 to Table 12), and non-IFRS Return on Invested Capital ("ROIC") (as defined in footnote 5 to Table 12)).
• Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which include both measurable corporate financial metrics and relative performance features) and RSUs.

Minimum Performance Requirements and Maximum Payout Caps	• Two non-IFRS "gates" exist for any payout to occur under the annual performance incentive.
•  Additionally, target non-IFRS adjusted EBIAT (as defined in footnote 3 to Table 12) must be achieved for other measures to pay above target.
• Each of the annual performance incentive and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement	• The Corporation's share ownership guidelines require the CEO, Executive Vice Presidents and Senior Vice Presidents to continue to hold a minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation.
• This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

Anti-hedging and Anti-pledging Policy	• Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or purchasing securities of the Corporation on margin, borrowing against securities of the Corporation held in a margin account, or pledging Celestica securities as collateral for a loan.

"Clawback" Policy	• A "clawback" policy covers recoupment of incentive-based compensation from the CEO and CFO that was received during the 12-month period following the period covered by a restatement of the financial results of the Corporation due to misconduct or material non-compliance with financial reporting requirements, as well as any profits realized from the sale of securities during this time (see — "Clawback" Provisions).
• In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

Severance Protection	• NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three-year duration for the CEO, two years for other NEOs).

    Comparator Group

The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group is comprised of a selection of the Corporation's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues and is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objective of expanding its managed and/or diversified services and its participation in global markets when approving the Comparator Group. Because of the international scope and the size of the Corporation, the Comparator Group is comprised of companies with international operations, allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. In 2015, changes were made to the Comparator Group established in 2014. Three companies were removed that exceeded the guideline revenue range and had significantly higher asset values and market capitalization than the Corporation (Freescale Semiconductor, Ltd., Micron Technology Inc. and Texas Instruments, Inc.). Sun Edison, Inc. was added as it is reasonably similar to the Corporation's size and scope and representative of companies with which the Corporation may compete for executive talent.

The following list of companies, which was reviewed and approved by the Compensation Committee at its July 2015 meeting, sets out the Corporation's Comparator Group companies (used to establish 2016 executive compensation).

Table 9: Comparator Group(1)

Industry Company Name	2014 Annual Revenue (millions)	Industry Company Name	2014 Annual Revenue (millions)	Industry Company Name	2014 Annual Revenue (millions)
Electronic Manufacturing Services		Semiconductor		Technology Hardware, Storage, Peripherals
Flextronics International Ltd.	$26,109	Applied Materials Inc.	$9,072	Western Digital Corp.	$15,130
Jabil Circuit, Inc.	$15,762	Broadcom Corp.	$8,428	SanDisk Corp	$6,628
Sanmina Corporation	$6,215	Advanced Micro Devices Inc.	$5,506	NCR Corp.	$6,591
Benchmark Electronics, Inc.	$2,797	Lam Research Corporation	$4,607	NetApp, Inc.	$6,325
Plexus Corp.	$2,378	NVIDIA Corp.	$4,130	Lexmark International Inc.	$3,711
Electronic Components		Diversified Markets		Communications
Corning Inc.	$9,715	Agilent Technologies Inc.	$4,048	Harris Corp.	$5,012
		Sun Edison, Inc.	$2,484	Juniper Networks, Inc.	$4,627
				Overall
				25th Percentile	$4,069
				50th Percentile	$5,861
				75th Percentile	$8,911
				Celestica Inc.	$5,631
				Percentile	48th percentile

(1)
All data were provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflect fiscal year 2014 revenue for each company, and are presented in U.S. dollars.

Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is analyzed in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

CEO Succession

Following the announcement of Mr. Muhlhauser's intention to retire by the end of 2015, the Board established the CEO Search committee comprised of Messrs. Etherington, Natale and Wilson. The Board also engaged an executive search firm to support the search to identify the successor CEO, considering both external and internal candidates. The CEO Search Committee managed the succession process and provided periodic updates to the Board on the status of the search. On July 8, 2015, the Corporation announced that the Board had appointed Mr. Mionis as President and CEO and a member of the Board, effective August 1, 2015. Following his retirement from such positions, Mr. Muhlhauser remained with the Corporation as a special advisor to the Board until December 31, 2015.

In conjunction with the Board's appointment of Mr. Mionis as President and CEO, the Compensation Committee approved the following items:

  •
  the compensation package for Mr. Mionis in his new role as President and CEO;

  •
  the retirement provisions for Mr. Muhlhauser, as well as the provisions of his advisory agreement, in recognition of his flexibility in supporting the transition to his successor, as described below under Arrangements Regarding Retirement of Former Chief Executive Officer; and

  •
  transition awards for other executives during the CEO transition period.

In April 2015, the Compensation Committee approved a grant of special equity awards, in the form of RSUs (the "Transition Awards"), in order to further incentivize the executive team in connection with the CEO transition period. Each of Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco received Transition Awards as described below under 2015 Compensation Decisions — Equity-Based Incentives — Transition Awards.

Anti-Hedging and Anti-Pledging Policy

The Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executive officers may not sell short the Corporation's securities, buy or sell put or call options on the Corporation's securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in market value of the Corporation's securities. Executive officers are also prohibited from purchasing the Corporation's securities on margin, borrowing against the Corporation's securities held in a margin account, or pledging the Corporation's securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation's securities.

"Clawback" Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of securities of the Corporation during that period.

In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

The compensation of the NEOs is comprised of the following elements:

Elements	Rationale
Base Salary
Provides a fixed level of compensation intended to reflect the scope of an executive's responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation's annual goals and objectives
Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executive's interests with shareholder interests and provides incentives for long-term performance
• Stock Options	Promotes the creation and long-term sustainability of shareholder value

Benefits	Executives participate in company-wide benefit programs which are designed to help ensure the health and wellness of employees
Pension	Designed to assist executives in saving for their retirement

Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation

    Compensation Element Mix

The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and certain equity-based incentive plan rewards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. With a significant portion of total target direct compensation delivered through variable compensation, the Corporation intends to continue to align NEO compensation with shareholder interests. Historically, the target weighting of compensation elements for NEOs heavily favored equity-based incentives as they represented approximately 60-70% of the NEOs total target compensation. For 2015, the Corporation granted two types of additional at-risk awards that were not typical: the 2015 Employment Inducement Options granted to Mr. Mionis and the Transition Awards granted to the other NEOs (described below under 2015 Compensation Decisions — Equity Based Incentives — Sign on Award and 2015 Compensation Decisions — Equity Based Incentives — Transition Awards). Further, the Corporation revised its disclosure with respect to its annual equity grants to reflect that grants made in-year are granted with respect to the current year performance, rather than as a reward in respect of the most recently completed year (see below under 2015 Compensation Decisions — Equity Based Incentives — Annual Equity Grant Reporting). As a result of these events, the relative weighting of the reported values for 2015 did not fall within our typical ranges. The intended mix for 2016 can be expected to more closely align with historical mix of compensation elements. Although all elements of 2016 compensation for the NEOs has not yet been determined, the Corporation is committed to continuing the emphasis on pay for performance.

    Base Salary

The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are reviewed against those in the Comparator Group, with base salary determined with consideration given to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, to reflect individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

    Celestica Team Incentive Plan

The objective of the Celestica Team Incentive Plan ("CTI") is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate and individual goals, and are paid in cash. Actual payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award. Awards are determined in accordance with the following formula:

Business Results Factor: The Business Results Factor of CTI is based on certain corporate financial goals (described in more detail below) established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.

Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x depending on individual performance.

Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved for the Business Results Factor to exceed zero; (ii) corporate profitability must be at least target for other corporate measures to pay above target; and (iii) the maximum CTI payment is two times the Target Award.

Target Award: The Target Award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year).

    Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward the NEOs' contributions to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released.

Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is also given to individual performance and contribution when determining actual awards. The mix of equity-based incentives is reviewed and approved by the Compensation Committee each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of a month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and typically are reviewed in advance with the Chair of the Compensation Committee. No such grants were made to NEOs for 2015.

  RSUs

NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the Compensation Committee in its discretion. RSUs granted by the Corporation generally vest in instalments of approximately one-third per year, over three years. Each vested RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle RSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement by SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation's annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the Compensation Committee in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle the PSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement by — SVS or cash, the holder can choose which of these it receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

NEOs may be granted stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option annual "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of SVS outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.

    Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.

  Perquisites

Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic.

2015 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

    Comparator Group and Market Positioning

Salary, target annual incentive and equity-based incentive grants for the NEOs were established with reference to the market median of the Comparator Group for each such element and were adjusted as deemed appropriate by the Compensation Committee.

    Base Salary

The following table sets forth the annual base salary for the NEOs for the financial years ended December 31, 2013 through December 31, 2015:

Table 10: NEO Base Salary Changes

NEO	Year	Salary ($)

Robert A. Mionis(1)	2015	$850,000
	2014	—
	2013	—

Darren G. Myers	2015	$500,000
	2014	$500,000
	2013	$500,000

Michael P. McCaughey	2015	$475,000
	2014	$475,000
	2013	$450,000

Glen D. McIntosh	2015	$475,000
	2014	$450,000
	2013	$425,000

Elizabeth L. DelBianco	2015	$460,000
	2014	$460,000
	2013	$460,000

(1)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015.

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data. The Compensation Committee granted an increase to Mr. McIntosh effective April 2015 (from $450,000 to $475,000), to improve alignment with the median base salaries of comparable executives within the Comparator Group and related benchmarks.

In accordance with the employment agreement entered into upon the appointment of Mr. Mionis as President and CEO (the "CEO Employment Agreement"), he receives an annual base salary of $850,000. When setting the base salary for Mr. Mionis, the Compensation Committee considered his experience and the responsibilities and duties connected with the CEO position, as well as variable incentive compensation and median aggregate compensation. The Compensation Committee also reviewed benchmark salaries for CEOs with the Comparator Group companies, median competitive data and historical data concerning CEO base salary at the Corporation.

    Equity-Based Incentives

  Annual Equity Grant Reporting

With the transition of the CEO in 2015, the Compensation Committee reviewed the Corporation's equity grant practices with the Compensation Consultant. Following the review, the Corporation revised its disclosure with respect to its annual equity grant to reflect that equity grants made in-year are granted with respect to the current year performance, rather than as a reward in respect of the most recently completed year. This change was made in order to reflect that annual equity grants are intended to incentivize future performance and further connect pay for performance, and also to ensure direct accountability for the long-term financial performance of the Corporation. The revised grant disclosure does not impact how annual equity grants made in 2015 or prior years were reported. As a result, RSUs and PSUs granted on February 1, 2016, that would previously have been reported as 2015 compensation for the NEOs and included in this Circular, will instead be reflected as part of 2016 compensation (the year of grant) in next year's management information circular. The reporting of grants made on January 23, 2015, which were reported as compensation earned by the NEOs in respect of 2014, as well as the reporting of grants made in prior year periods, will remain unchanged. See — NEO Equity Awards below.

  Equity Mix

At its December 2015 meeting, the Compensation Committee determined that the mix of equity in respect of 2016 compensation would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs, which was consistent with the equity mix reported in respect of 2014. In reaching its decision to maintain this mix in respect of 2016, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

  Sign-on Award

Mr. Mionis received a special sign-on grant of 298,954 stock options under the LTIP (the "2015 Employment Inducement Options") on August 1, 2015 in connection with his appointment as President and CEO. The 2015 Employment Inducement Options were based on the share price of $13.38, which was the closing price of the SVS on the NYSE on July 31, 2015. The Compensation Committee intended for the grant of the 2015 Employment Inducement Options to Mr. Mionis to strongly align his interests with shareholder interests and to directly link his compensation to the long-term share price of the Corporation. The 2015 Employment Inducement Options were a one-time grant and are subject to the standard vesting and forfeiture provisions under the LTIP.

  Transition Awards

In April 2015, the Compensation Committee approved the grant of Transition Awards in the amount of $750,000 (in the form of 61,576 RSUs) to each of Messrs, Myers, McCaughey and McIntosh and Ms. DelBianco in connection with the appointment of the new CEO. The Transition Awards were designed to further incentivize the executive team during the CEO transition period. In determining the executives to receive Transition Awards, the Compensation Committee considered, among other factors, criticality to business continuity and leadership roles during the CEO transition period.

The number of RSUs granted was based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015, the day prior to the date of grant. The Transition Awards will vest in full on the second anniversary of the grant date, being April 30, 2017. Such awards are subject to forfeiture in the event of voluntary termination. The Transition Awards were a one-time grant specifically designed to further incentivize the executive team during the CEO transition period and therefore, such awards were not considered when making other compensation decisions for the NEOs for 2015.

Messrs. Mionis and Muhlhauser did not receive Transition Awards.

  NEO Equity Awards

        The following table sets forth equity awards granted to the NEOs as part of their 2015 compensation:

Table 11: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)	Stock Options (#)(2)	Value of Equity Award(3)

Robert A. Mionis	—	—	298,954	$1,399,202

Craig H. Muhlhauser	—	—	—	—

Darren G. Myers	61,576	—	—	$750,000

Michael P. McCaughey	61,576	—	—	$750,000

Glen D. McIntosh	61,576	—	—	$750,000

Elizabeth L. DelBianco	61,576	—	—	$750,000

(1)
Represents the RSUs granted as Transition Awards. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015. The RSUs will vest in full on the second anniversary of the grant date on April 30, 2017.

(2)
Represents the 2015 Employment Inducement Options granted to Mr. Mionis upon his appointment as President and CEO. The 2015 Employment Inducement Options vest rateably over a 4 year period, commencing on the first anniversary of the date of the grant.

(3)
For NEOs other than Mr. Mionis, represents the aggregate grant date fair value of the RSUs. Mr. Mionis's amount represents the grant date fair value of the 2015 Employment Inducement Options based on share price of $13.38, which was the closing price of the SVS on the NYSE on July 31, 2015, and a Black Scholes option pricing model factor of 0.3498.

Due to the change in equity grant disclosure described above, RSU and PSU grants made to NEOs in February 2016 are not included in the above table (see 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting). The grant date fair value of such RSU and PSU grants is as follows:

Name	Grant Date Fair Value
Robert A. Mionis	$5,000,000
Darren G. Myers	$1,600,000
Michael P. McCaughey	$1,550,000
Glen D. McIntosh	$1,350,000
Elizabeth L. DelBianco	$1,425,000

The RSUs and PSUs granted to NEOs in 2016 will be reported as 2016 compensation in next year's management information circular. These awards will vest rateably over a three-year period, in the case of the RSUs, and at the end of a three year performance period, subject to pre-determined performance criteria, in the case of the PSUs. The number of PSUs that will actually vest will range from 0% to 200% of target and, consistent with past practice, will be determined based on Celestica's total shareholder return (as to 60% of such PSU grant) and non-IFRS ROIC positioning (as to 40% of such PSU grant) relative in each case to a comparator group selected by the Compensation Committee for each such purpose.

    Annual Incentive Award (CTI)

  2015 Business Results Factor

The Business Results Factor portion of the CTI calculation is based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures. The Business Results Factor for 2015 was 73% based on the following results:

Table 12: Business Results Factor

Measure(1)	Weight	Achievement Relative to Target(2)	Proportion of Final Business Results Factor

Non-IFRS Operating Margin (adjusted EBIAT Margin)(3)	50%	79%	40%
Revenue(4)	25%	65%	16%
Non-IFRS ROIC(5)	25%	70%	17%

Business Results Factor			73%

(1)
See "Non-IFRS measures" in Management's Discussion and Analysis for the Corporation's most recently completed financial year (available at www.sedar.com) for a discussion of non-IFRS operating margin (adjusted EBIAT margin) and non-IFRS ROIC, as well as a reconciliation of such non-IFRS measures to IFRS measures (where a comparable IFRS measure exists). These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

(2)
Positioning of Non-IFRS Operating Margin, Revenue and Non-IFRS ROIC are results between threshold and target levels.

(3)
Non-IFRS Operating Margin is a non-IFRS measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facilities and accounts receivable sales program, amortization of intangible assets (excluding computer software), and income taxes. Non-IFRS adjusted EBIAT also excludes, in the periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of the Corporation's securities, and impairment charges. Target non-IFRS adjusted EBIAT must be achieved for the other measures in this table to pay above target.

(4)
Revenue means the Corporation's annual revenue.

(5)
Non-IFRS ROIC is a non-IFRS measure calculated as non-IFRS adjusted EBIAT divided by non-IFRS average net invested capital, where non-IFRS average net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average non-IFRS net invested capital for the year (there is no comparable measure under IFRS).

  Individual Performance Factor

At the beginning of each year, the Compensation Committee and the CEO agree on performance goals for the CEO. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs, and are approved by the Compensation Committee. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and payment of, the individual performance factor of annual incentive awards remains at the discretion of the Compensation Committee. However, the Business Results Factor must be greater than zero for an executive to be entitled to any CTI payment.

In 2015, the NEO's goals were established at the beginning of the year to align with the goals set for Mr. Muhlhauser as CEO until his successor was appointed in August 2015. Once Mr. Mionis was appointed as CEO, Mr. Mionis worked with Mr. Muhlhauser, the Board and the Compensation Committee to effectively transition the role of CEO and transition-related goals were set and approved by the Compensation Committee. Individual goals were established by the Compensation Committee for Mr. Mionis related to the goals and objectives of the Corporation for 2015 which were an extension of those set earlier in the year for Mr. Muhlhauser, with the addition of new goals under his leadership. The NEOs goals established at the beginning of 2015 were not adjusted during the transition period.

Chief Executive Officer

In assessing Mr. Mionis' individual performance, the Compensation Committee typically considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Personal performance objectives measure achievements in the areas of financial results, operational effectiveness, transformation and such other areas as are determined to merit particular focus in a given year. Mr. Mionis joined the Corporation in August 2015 and transitioned into the role over the next several months. Although Mr. Mionis had transitional objectives and his performance was reviewed by the Committee, his IPF was set at 1.0 for 2015 pursuant to the CEO Employment Agreement. Mr. Mionis has submitted his personal objectives for 2016 which have been approved by the Board.

Other NEOs

Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures that align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met expectations or exceeded expectations for 2015 based on his or her individual performance and contribution to corporate goals and objectives.

Factors considered in the evaluation of each NEO included the following:

Mr. Myers	• Individual performance was measured by the extent to which the finance organization contributed to the Corporation's performance as well as his leadership as assessed by the CEO
• Partner with the business to drive a sales and marketing culture inside the Corporation while preserving strong financial processes
• Leader for the global business services model which will accelerate the speed to outcome for the administrative functions of the business and scale services
• Under his leadership, the finance organization continues to work collaboratively with business leaders to anticipate and prepare for opportunities in order to achieve the Corporation's strategic goals
• Returned over $400 million to shareholders through share repurchases

Mr. McCaughey	• Responsible for the Corporation's Communications and Enterprise business unit, which includes the Managed Services organizations that are comprised of Global Design, Joint Design and Manufacturing ("JDM"), Engineering and After-Market Services
• The Communications end market represented 40% of total revenue; Cisco, IBM and Juniper individually contributed greater than 10% of total revenue
• Recognized by Cisco as EMS Partner of the Year Award for the second consecutive year and for the fourth time in the past six years
• Continued leadership of the JDM converged platform offering and its strategic development, which shipped over $1 billion of JDM products to the marketplace over the last five years

Mr. McIntosh	• Responsible for the Corporation's Operations and Supply Chain Management network by driving innovation and technology to continuously improve the speed, flexibility, quality and cost productivity globally throughout the network
• Under his leadership, the Corporation continues to maintain a strong operational track record which results in value for customers and suppliers
• Experienced delays in ramping the solar business in Thailand, while installing new next-generation equipment; the strong demand environment helped to mitigate the adverse impact to profitability
• Improved the operational performance of the Semiconductor business and developed a sustainable plan for growth

Ms. DelBianco	• Successfully led a number of initiatives across the areas of her responsibility, including legal, compliance, human resources, communications and sustainability
• Effective handling of significant litigation matters, including resolution of the U.S. class action
• Provided key support for the CEO search process and the CEO transition
• Ensured appropriate governance and managed complexities with respect to significant corporate transactions
• Continued support of Board responsibilities and corporate governance matters
• Continued focus on sustainability as a competitive differentiator resulting in customer and industry recognition awards, including the Global 100 Most Sustainable Companies in the World by Corporate Knights for the second consecutive year

  Target Award

The Target Incentive for each eligible NEO in 2015 was as follows:

  •
  125% for Mr. Mionis;

  •
  100% for Mr. Myers; and

  •
  80% for Messrs. McCaughey and McIntosh and Ms. DelBianco.

The Target Incentive for each of Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco was not changed from 2014. The Target Award for each eligible NEO is equal to the Target Incentive (as set out above) multiplied by such NEO's base salary, except in the case of Mr. Mionis, for which his Target Award is equal to the Target Incentive (as set out above) multiplied by the prorated amount of his annualized salary in respect of 2015 given that his appointment was effective August 1, 2015.

  Other CEO Compensation

In accordance with the CEO Employment Agreement, Mr. Mionis also received a payment on February 12, 2016 in respect of 2015 in the amount of $737,375 (the "Contractual Payment") which was calculated under the framework of the CTI based on a deemed target achievement for the Business Results Factor and the Individual Performance Factor. Given Mr. Mionis' level of experience and leadership, the Compensation Committee approved the Contractual Payment as an incentive to join the Corporation and to motivate him to quickly embrace the leadership role and achieve corporate and individual goals for the duration of 2015 and to continue with the momentum to establish the future business strategy for the Corporation.

The CEO Employment Agreement also provides for certain perquisites, including costs related to his interim living arrangements and relocation and tax equalization payments in order to assist with Mr. Mionis' transition from the United States to the Corporation's head office in Toronto, Canada.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2013 through December 31, 2015.

Table 13: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Robert A. Mionis(7)	2015	$356,301	—	$1,399,202	$325,125	$28,413	$872,388	$2,981,429
President and Chief Executive	2014	—	—	—	—	—	—	—
Officer	2013	—	—	—	—	—	—	—

Craig H. Muhlhauser(8)	2015	$1,000,000	—	—	$912,500	$166,777	$131,062	$2,210,339
Former President and Chief	2014	$1,000,000	$5,500,000	—	$1,237,500	$186,850	$96,477	$8,020,827
Executive Officer	2013	$1,000,000	$5,500,000	—	$1,525,000	$115,000	$188,723	$8,328,723

Darren G. Myers	2015	$500,000	$750,000	—	$419,750	$75,307	$1,218	$1,746,275
EVP, Chief Financial Officer	2014	$500,000	$1,600,000	—	$495,000	$79,724	$746	$2,675,470
	2013	$500,000	$1,600,000	—	$536,800	$49,497	$800	$2,687,097

Michael P. McCaughey	2015	$475,000	$750,000	—	$319,010	$64,711	$1,054	$1,609,775
EVP, Communications,	2014	$468,836	$1,500,000	—	$371,318	$75,403	$999	$2,416,556
Enterprise and Managed Services	2013	$437,671	$1,500,000	—	$512,601	$46,434	$1,071	$2,497,777

Glen D. McIntosh	2015	$468,836	$750,000	—	$273,800	$70,113	$1,463	$1,564,212
EVP Global Operations and	2014	$443,836	$1,350,000	—	$456,973	$62,627	$999	$2,314,435
Supply Chain Management	2013	$418,836	$1,200,000	—	$367,905	$46,927	$1,071	$2,034,739

Elizabeth L. DelBianco	2015	$460,000	$750,000	—	$268,640	$65,509	$1,316	$1,545,465
EVP and Chief Legal &	2014	$460,000	$1,425,000	—	$400,752	$69,710	$1,225	$2,356,687
Administrative Officer	2013	$456,055	$1,425,000	—	$445,109	$49,895	$1,314	$2,377,373

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2015 represent the RSUs granted as Transition Awards in connection with the CEO transition period. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015 (the day prior to the date of grant). The RSUs will vest in full on April 30, 2017. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the awards. Due to the revised disclosure with respect to the annual equity grant made to reflect that equity grants made in-year are granted with respect to the current year performance and to incentivize future performance, rather than as a reward in respect of the most recently completed year, the following grant date fair values of RSU and PSU grants made on February 1, 2016 are not included in the table: Mr. Mionis — $5,000,000; Mr. Myers — $1,600,000; Mr. McCaughey — $1,550,000; Mr. McIntosh — $1,350,000; and Ms. DelBianco $1,425,000. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting and Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — NEO Equity Awards.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 13 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2013 and 2014 share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of the PSUs granted with respect to 2013 and 2014 performance vest depending on the level of achievement of a market performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. For the 2013 grant, the comparator group was a pre-defined EMS competitor group, and for 2014, the comparator group was based on the S&P 1500

  Technology Index with the addition of Flextronics International Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted with respect to 2013 and 2014 performance vest depending on the level of achievement of non-IFRS ROIC (a non-market performance condition), over a three-year period, based on Celestica's non-IFRS ROIC relative to the non-IFRS ROIC of a pre-determined EMS competitor group (in each case as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of ROIC, as outlined above.

(3)
Represents the 2015 Employment Inducement Options granted to Mr. Mionis on August 1, 2015 in connection with his appointment as President and CEO. The grant date fair value of the option based award is the same as the accounting fair value of such award and was based on the closing price of the SVS on the NYSE on July 31, 2015 (being $13.38), and a Black Scholes factor of 0.3498. The Black-Scholes factor was determined using the average following variables for each of the four vesting tranches: (i) volatility of 35%; (ii) risk-free interest rate of 1.6%; and (iii) expected life of the stock options of 5.5 years. There were no other stock options granted to the NEOs with respect to 2013, 2014 and 2015 performance.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars. Converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(6)
In 2015, amounts in this column for Mr. Muhlhauser include: tax equalization payments of $64,296; housing expenses of $28,315 while in Canada, group life insurance premiums totalling $14,097, a 401(k) contribution of $15,900, travel expenses between Toronto and New Jersey of $5,954 and tax preparation fees of $2,500. In 2015, amounts in this column for Mr. Mionis represent amounts for items provided for under the CEO Employment Agreement, including: the Contractual Payment in the amount of $737,375, interim housing expenses of $35,493, relocation expenses of $15,079, interim travel expenses of $17,206, a tax equalization payment of $56,924, benefits coverage of $6,271 and tax services for U.S. and Canadian tax matters of $4,040.

(7)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and accordingly, annualized amounts have been pro-rated to reflect actual compensation paid, awarded or earned.

(8)
Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and remained with the Corporation as a special advisor to the Board until December 31, 2015. See — Termination of Employment and Change in Control Arrangements with Named Executive Officers — Arrangements Regarding Retirement of Former Chief Executive Officer for a description of the compensation received by Mr. Muhlhauser in connection with his retirement and subsequent service as a special advisor to the Board.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2015.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share-Based Awards that have not Vested at Minimum ($)(4)	Payout Value of Share-Based Awards that have not Vested at Target ($)(4)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Robert A. Mionis(5)
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—

Craig H. Muhlhauser(6)
Jan. 31, 2006	148,488	$10.00	Jan. 31, 2016	$152,943	—	—	—	—	—
Feb. 2, 2007	125,000	$6.05	Feb. 2, 2017	$622,500	—	—	—	—	—
Feb. 5, 2008	225,000	$6.51	Feb. 5, 2018	$1,017,000	—	—	—	—	—
Feb. 3, 2009	220,833	$4.13	Feb. 3, 2019	$1,523,748	—	—	—	—	—
Feb. 2, 2010	217,865	$10.20	Feb. 2, 2020	$180,828	—	—	—	—	—
Feb. 1, 2011	258,462	$9.87	Feb. 1, 2021	$299,816	—	—	—	—	—
Jan. 31, 2012	287,270	$8.21	Jan. 31, 2022	$810,101	—	—	—	—	—
Jan. 28, 2013	301,655	$8.24	Jan. 28, 2023	$841,617	186,253	—	$2,054,371	$4,108,741	—
Feb. 4, 2014	—	—	—	—	387,558	$2,190,856	$4,274,765	$6,358,674	—
Jan. 23, 2015	—	—	—	—	319,585	$2,686,665	$3,525,023	$4,363,380	—

Darren G. Myers
Feb. 2, 2010	26,144	C$10.77	Feb. 2, 2020	$92,590	—	—	—	—	—
Feb. 1, 2011	31,015	C$9.87	Feb. 1, 2021	$131,664	—	—	—	—	—
Jan. 31, 2012	19,151	C$8.26	Jan. 31, 2022	$105,405	—	—	—	—	—
Jan. 28, 2013	75,414	C$8.29	Jan. 28, 2023	$413,300	63,714	—	$762,117	$1,524,235	—
Feb. 4, 2014	—	—	—	—	144,455	$691,161	$1,727,904	$2,764,646	—
Jan. 23, 2015	—	—	—	—	141,718	$847,582	$1,695,165	$2,542,747	—
Apr. 30, 2015	—	—	—	—	61,576	$736,544	$736,544	$736,544	—

Michael P. McCaughey
Jan. 31, 2012	12,767	C$8.26	Jan. 31, 2022	$70,268	—	—	—	—	—
Jan. 28, 2013	46,924	C$8.29	Jan. 28, 2023	$257,163	59,466	—	$711,305	$1,422,609	—
Feb. 4, 2014	—	—	—	—	135,427	$647,968	$1,619,915	$2,591,861	—
Jan. 23, 2015	—	—	—	—	132,860	$794,605	$1,589,210	$2,383,814	—
Apr. 30, 2015	—	—	—	—	61,576	$736,544	$736,544	$736,544	—

Glen D. McIntosh
Jan. 31, 2012	11,172	C$8.26	Jan. 31, 2022	$61,489	—	—	—	—	—
Jan. 28, 2013	40,220	C$8.29	Jan. 28, 2023	$220,422	50,971	—	$609,691	$1,219,383	—
Feb. 4, 2014	—	—	—	—	108,342	$518,377	$1,295,937	$2,073,496	—
Jan. 23, 2015	—	—	—	—	119,574	$715,144	$1,430,289	$2,145,433	—
Apr. 30, 2015	—	—	—	—	61,576	$736,544	$736,544	$736,544	—

Elizabeth L. DelBianco
Feb. 1, 2011	38,769	C$9.87	Feb. 1, 2021	$164,581	—	—	—	—	—
Jan. 31, 2012	45,484	C$8.26	Jan. 31, 2022	$250,338	—	—	—	—	—
Jan. 28, 2013	47,762	C$8.29	Jan. 28, 2023	$261,756	60,528	—	$724,008	$1,448,016	—
Feb. 4, 2014	—	—	—	—	128,655	$615,565	$1,538,911	$2,462,258	—
Jan. 23, 2015	—	—	—	—	126,216	$754,869	$1,509,737	$2,264,606	—
Apr. 30, 2015	—	—	—	—	61,576	$736,544	$736,544	$736,544	—

(1)
Includes the RSUs granted as Transition Awards in connection with the CEO transition period. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants. Does not include share-based awards granted to Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco on February 1, 2016.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $11.03, which was the closing price of SVS on the NYSE on December 31, 2015. For Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco, a share price of C$15.30 was used, which was the closing price of the SVS on the TSX on December 31, 2015, converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(3)
Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs, only as the minimum value of PSUs would be $0.00 if the performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs. Payout values for Mr. Muhlhauser are determined using a share price of $11.03, which was the closing price of the SVS on the NYSE on December 31, 2015. Payout values for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco are determined using a share price of C$15.30, which was the closing price of the SVS on the TSX on December 31, 2015, converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791.

(5)
The grant date fair value of the 2015 Employment Inducement Options granted to Mr. Mionis was based on the closing price of the SVS on the NYSE on July 31, 2015 (being $13.38).

(6)
As Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015, his unvested equity based awards were eligible for retirement treatment under the LTIP and CSUP. Unvested stock options continue to vest and vested options are exercisable until the earlier of three years following retirement and the original expiry date; unvested RSUs will continue to vest on their vesting date; and unvested PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2015 and the value of annual incentive awards earned in respect of 2015 performance.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2015

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Robert A. Mionis	—	—	$325,125

Craig H. Muhlhauser	$493,411	$4,015,978	$912,500

Darren G. Myers	$172,707	$1,032,000	$419,750

Michael P. McCaughey	$188,615	$1,132,666	$319,010

Glen D. McIntosh	$167,513	$871,473	$273,800

Elizabeth L. DelBianco	$264,916	$1,201,580	$268,640

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2015 and were in-the-money on the vesting date.

  Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

January 28, 2015	$8.24	$10.85

January 31, 2015	$8.21	$11.17

February 1, 2015	$9.87	$11.17

  Stock options for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date

January 28, 2015	C$8.29	C$13.59

January 31, 2015	C$8.26	C$14.04

February 1, 2015	C$9.87	C$14.04

(2)
Amounts in this column reflect share-based awards that were released in 2015. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	January 28, 2015	$10.85

PSU	January 31, 2015	$11.17

RSU	February 4, 2015	$11.20

RSU	December 1, 2015	$11.37

  Share-based awards were released for Mr. McCaughey based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2015	C$13.59

PSU	January 31, 2015	C$14.04

RSU	February 4, 2015	C$14.07

RSU	February 5, 2015	C$14.45

RSU	December 1, 2015	C$15.17

  Share-based awards were released for Messrs. Myers and McIntosh and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2015	C$13.59

PSU	January 31, 2015	C$14.04

RSU	February 4, 2015	C$14.07

RSU	December 1, 2015	C$15.17

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2015 of $1.00 equals C$1.2791. PSUs based on the Corporation's comparative TSR ranking vested in 2015 at 60% of the target number granted because the Corporation's TSR (the sole performance vesting criterion for such PSUs) ranked 4th and was within 5 percentage points of the TSR performance of the 5th ranked member of a pre-defined EMS competitor group then in effect resulting in an average of the vesting levels, i.e.,  (40% + 80%)/2.

(3)
Consists of payments under the CTI made on February 12, 2016 in respect of 2015 performance. See Compensation Discussion and Analysis — 2015 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 13 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

The following table sets out the gains realized by NEOs from exercising stock options in 2015.

Table 16: Gains Realized by NEOs from Exercising Options

Name	Amount

Robert A. Mionis	—

Craig H. Muhlhauser	—

Darren G. Myers	—

Michael P. McCaughey	$197,873

Glen D. McIntosh	$220,087

Elizabeth L. DelBianco	$304,665

Securities Authorized for Issuance Under Equity Compensation Plans

Table 17: Equity Compensation Plans as at December 31, 2015

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	LTIP (Options)	2,934,460	$7.93/C$11.47	N/A(2)

	LTIP (RSUs)	890	N/A	N/A(2)

	LTIP (PSUs)(3)	3,654,792	N/A	N/A(2)

	Total(4)	6,590,142	$7.93/C$11.47	9,203,248

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(3)
Assumes the maximum payout for all outstanding PSUs (200% of target).

(4)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 4.593% of the total number of outstanding shares at December 31, 2015 (LTIP (Options) — 2.045%; LTIP (RSUs) — 0.001%; and LTIP (PSUs) — 2.547%).

Equity Compensation Plans

    Long-Term Incentive Plan

The LTIP (which was approved by the Corporation's shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 10, 2016, 13,208,886 SVS have been issued from treasury, 2,930,668 SVS are issuable under outstanding stock options, 762,901 SVS are issuable under outstanding RSUs, and up to 3,639,348 SVS are issuable under outstanding PSUs (assuming vesting at 200% of target). Accordingly, as of February 10, 2016, 15,791,114 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

As of February 10, 2016, the Corporation had a "gross overhang" of 9.9%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options, RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 5.1%.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The aggregate number of options, rights and share units that may be granted under the LTIP in any given year is limited such that the aggregate of the SVS issuable upon option exercise, the number of rights granted and the number of share units (in the case of PSUs, at the target level of vesting) cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

  subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

On July 22, 2015, the Compensation Committee approved an amended and restated LTIP, which amended the LTIP to reflect that change of control treatment for outstanding equity will be based on a "double trigger" requirement for future grants. The "double trigger" requirement provides that vesting of future grants will only occur if there's both a change of control event and the participant is terminated six months prior to, or one year following, such change of control event. Options, RSUs and PSUs (at target level performance) will vest on the later of the date of the change of control and the date of termination of the LTIP participant's employment. On October 19, 2015, the Compensation Committee approved an amendment to the definition of "retirement" under the LTIP to permit employees with 30 years of service who are less than 55 years of age to be eligible for the retirement treatment for any outstanding equity upon separation of service. Shareholder approval of such amendments was not required pursuant to the terms of the LTIP.

    Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

On July 22, 2015, the Compensation Committee approved an amended and restated CSUP, which amended the CSUP to reflect that change of control treatment for outstanding RSUs and PSUs will be based on a "double trigger" requirement for future grants. The "double trigger" requirement provides that vesting of future grants will only occur if there's both a change of control event and the participant is terminated six months prior to, or one year following, such change of control event. RSUs and PSUs (at target level performance) will vest on the later of the date of the change of control and the date of termination of the CSUP participant's employment. On October 19, 2015, the Compensation Committee approved an amendment to the definition of "retirement" under the CSUP to permit employees with 30 years of service who are less than 55 years of age to be eligible for the retirement treatment for any outstanding RSUs and PSUs upon separation of service.

Pension Plans

The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2015 for each NEO.

Table 18: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Robert A. Mionis	—	$28,413	$29,298

Craig H. Muhlhauser(2)	$1,042,490	$166,777	$1,205,708

Darren G. Myers(3)	$324,911	$75,307	$427,915

Michael P. McCaughey(3)	$305,290	$64,711	$372,254

Glen D. McIntosh(3)	$429,807	$70,113	$498,943

Elizabeth L. DelBianco(3)	$679,806	$65,509	$733,331

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2015.

(2)
Amounts for Mr. Muhlhauser include amounts in his supplementary retirement plan, but do not include amounts in his 401(k) plan (each described below). Refer to Table 13 for the Corporation's contribution to Mr. Muhlhauser's 401(k) plan for 2015.

(3)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2014 management information circular for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco is attributable to different exchange rates used in the 2014 and 2015 management information circulars. The exchange rate used in the 2014 management information circular was $1.00 = C$1.1043.

Until his retirement from the Corporation on December 31, 2015, Mr. Muhlhauser was a participant in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend on the performance of the investment options chosen. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2015, was $15,900. Mr. Muhlhauser was also a participant in an unqualified supplementary retirement plan that is also a defined contribution plan. It is designed to provide an annual contribution equal to the difference between (i) 8% of the participant's base salary and paid annual incentives and (ii) the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account was maintained for Mr. Muhlhauser and, pursuant to the plan, he was entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on his notional account.

Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco participate in the defined contribution portion of the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan"). The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Mionis, Myers, McCaughey and McIntosh and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Mionis

The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a "double trigger" provision) where good reason includes, without limitation, a material adverse change in position or duties, a specified reduction(s) in total compensation (including base salary, equity and CTI award), or a required relocation from Toronto at the time of a change of control. A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.

The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the Business Results Factor of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (ii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (iii) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (iv) vacation pay earned but unpaid up to and including the date of termination; (v) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2015, or if his employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 19: Mr. Mionis' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,675,376	—	$434,923	$3,110,299

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,675,376	—	$434,923	$3,110,299

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contribution.

Ms. DelBianco

The employment agreement of Ms. DelBianco provides that she is entitled to certain severance benefits if, during a change in control period at the Corporation, she is terminated without cause or resigns for good reason as defined in her agreement (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties or a required relocation from Toronto at the time of a change in control. A change in control period is defined in her agreement as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreement provides for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to her pension and retirement plans until the third anniversary following her termination. In addition, upon a change of control (a) the stock options granted to her vest immediately, (b) the unvested PSUs granted to her vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to her shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in her agreement, the amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The Corporation's obligations provide for a cash settlement to cover benefits for a two year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a two year period.

Ms. DelBianco is eligible for retirement treatment under the LTIP or CSUP. In the event of her voluntary termination, or a termination without cause she will be considered to have retired under the LTIP and CSUP. In the event of such deemed retirement, (a) stock options continue to vest and vested options are exercisable until the earlier of three years following retirement or termination and the original expiry date, except that in the event of death within the first two years following retirement, vesting of options will cease one year after death, or on the original expiry date if earlier; (b) RSUs will continue to vest on their scheduled vesting date; and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs.

The foregoing entitlements are conferred on Ms. DelBianco in part upon her fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following table summarizes the incremental payments and benefits to which Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2015, or if her employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 20: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$244,696	$3,096,696

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,024,000	—	$162,855	$2,186,855

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contribution.

Messrs. Myers, McCaughey and McIntosh

Messrs. Myers, McCaughey and McIntosh are subject to the Executive Guidelines. Upon termination without cause within two years following a change in control of the Corporation (a "double trigger" provision), Messrs. Myers, McCaughey and McIntosh are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, McCaughey and McIntosh vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide.

Under the Executive Guidelines, the Corporation's group benefits and pension contributions to Messrs. Myers, McCaughey and McIntosh discontinue on the date of termination.

Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, McCaughey and McIntosh are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs.

The foregoing entitlements are conferred on Messrs. Myers, McCaughey and McIntosh in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and McIntosh would have been entitled upon a change in control occurring on December 31, 2015, or if their employment had been terminated on December 31, 2015 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,259,250	—	—	$2,259,250

Retirement	—	—	—	—

Termination without Cause	$2,259,250	—	—	$2,259,250

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,907,030	—	—	$1,907,030

Retirement	—	—	—	—

Termination without Cause	$1,907,030	—	—	$1,907,030

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 23: Mr. McIntosh's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,771,400	—	—	$1,771,400

Retirement	—	—	—	—

Termination without Cause	$1,771,400	—	—	$1,771,400

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Arrangements Regarding Retirement of Former Chief Executive Officer

Effective August 1, 2015, Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and was succeeded by Mr. Mionis. Mr. Muhlhauser remained with the Corporation as a special advisor to the Board, until December 31, 2015, in order to ensure an orderly transition process. In connection with Mr. Muhlhauser's retirement, the Corporation and Mr. Muhlhauser executed an agreement which provides for the following:

  •
  continuation of his compensation arrangements for the duration of 2015, including the continuation of his base salary and benefits coverage;

  •
  Mr. Muhlhauser was not eligible for equity award grants under the LTIP or CSUP for 2015 or thereafter;

  •
  eligibility for an annual incentive payment for 2015 under the CTI (described below);

  •
  continuation of the payment of Mr. Muhlhauser's housing expenses until December 31, 2015; and

  •
  tax services for 2015 through 2018 in the amount of approximately $2,500 per year.

Mr. Muhlhauser's unvested equity based awards are eligible for retirement treatment under the LTIP and CSUP as follows: unvested stock options continue to vest and, to the extent vested, are exercisable until the earlier of three years following retirement and the original expiry date; unvested RSUs will continue to vest on their regular scheduled vesting date; and unvested PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement.

As of December 31, 2015, Mr. Muhlhauser no longer participates in the Corporation's pension plans. On February 12, 2016, Mr. Muhlhauser received a payment of $912,500 under the 2015 CTI which was calculated in accordance with the formula described above under Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan. The Business Results Factor used for the calculation was 73% as described above under Compensation Discussion and Analysis — 2015 Compensation Decisions — Annual Incentive Award — 2015 Business Results Factor. In determining the CTI award for Mr. Muhlhauser, the Compensation Committee recognized that he was responsible for the overall leadership and management of the Corporation until his retirement on August 1, 2015, and continued his contributions to the Corporation from August 1 to December 31, 2015 as a special advisor to the Board, providing support to ensure a smooth CEO transition process.

Performance Graph

The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2010 to December 31, 2015.

As can be seen from the performance graph above, an investment in the Corporation on January 1, 2011 would have resulted in a 58.5% increase in value over the five-year period ended December 31, 2015 compared with a 12.1% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

Over the same period, total NEO Compensation (as defined below) decreased by 42.3%, which is due, in part, to the fact that RSUs and PSUs granted on February 1, 2016 that would previously have been reported as 2015 compensation for the NEOs and included in this Circular will instead be reflected as part of 2016 compensation (the year of grant) in next year's management information circular (see Compensation Discussion and Analysis — 2015 Compensation Decisions — Equity-Based Incentives — Annual Equity Grant Reporting). In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 13 of this Circular. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

EXECUTIVE SHARE OWNERSHIP

The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents (the "Executive Share Ownership Guidelines"). The Executive Share Ownership Guidelines provide that these individuals are to hold a multiple of their base salary in securities of the Corporation as shown in Table 24. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The Compensation Committee reviewed the Executive Share Ownership Guidelines in October 2015 and, in order to further align the interests of our executives with our shareholders, the Compensation Committee approved an increase for Executive Vice Presidents from two times salary to three times salary. Executive Vice Presidents will have five years from the approval of this change to achieve the guideline. The table below sets forth the compliance status of the applicable NEOs with the amended Executive Share Ownership Guidelines as of December 31, 2015:

Table 24: Share Ownership Guidelines

Name	Ownership Guidelines(1)	Share and Share Unit Ownership (Value)(2)	Share and Share Unit Ownership (Multiple of Salary)

Robert A. Mionis(3)	$4,250,000 (5 × salary)	—	—

Darren G. Myers	$1,500,000 (3 × salary)	$3,966,940	7.9x

Michael P. McCaughey	$1,425,000 (3 × salary)	$3,537,387	7.4x

Glen D. McIntosh	$1,425,000 (3 × salary)	$3,672,692	7.7x

Elizabeth L. DelBianco	$1,380,000 (3 × salary)	$3,864,846	8.4x

(1)
In October 2015, the Executive Share Ownership Guidelines were increased for Executive Vice Presidents from two times salary to three times salary. Executive Vice Presidents will have five years from the approval of this change to achieve the guideline.

(2)
Includes the following, as of December 31, 2015: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 28, 2016 at 128% of target, which, on December 31, 2015, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.03, the closing price of SVS on the NYSE on December 31, 2015.

(3)
Mr. Mionis was appointed as President and Chief Executive Officer of the Corporation and as a member of the Board, effective August 1, 2015 and had not accumulated any shareholdings as of December 31, 2015.

The CEO Employment Agreement also provides that in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 10, 2016, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

The Corporation's current directors' and officers' insurance policies provide for aggregate coverage of $110 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $110 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $0.9 million annually. Limits available under the policies are in excess of a self-retention of $1 million for each loss or claim depending on the type of claim.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the Canadian Securities Administrators requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

The Corporation remains committed to the highest standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has implemented systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. The Corporation is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, proxies given in favour of the Proxy Nominees will be voted upon such matters in accordance with their best judgment.

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2015. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's Annual Report for the year ended December 31, 2015 prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2015, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Business Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Nominating and Corporate Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 7, 2016.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President, Chief Legal and
Administrative Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A greater than two-thirds majority of the Corporation's directors are independent. Independence has been determined in accordance with NI 58-101 in the case of each director on the basis of whether that director has a direct or indirect material relationship (such as any relationship with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 79% of the voting rights attaching to shares of the Corporation)) which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment.

As Mr. Schwartz is an executive officer of Onex, the Corporation's controlling shareholder, under Canadian Securities Administrators requirements he is deemed not to be an independent director of Celestica.

The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

Daniel P. DiMaggio	✓

William A. Etherington	✓

Laurette T. Koellner	✓

Robert A. Mionis		✓	President and Chief Executive Officer of Celestica

Joseph M. Natale	✓

Carol S. Perry	✓

Eamon J. Ryan	✓

Gerald W. Schwartz		✓	Chairman and Chief Executive Officer of Onex

Michael M. Wilson	✓

Directors' Memberships on the Boards of Other Public Companies

The following chart lists the other public companies on which the Corporation's directors serve:

Director	Other Public Corporation Boards on which the Director Serves

Daniel P. DiMaggio	None

William A. Etherington	Onex and SS&C Technologies Inc.

Laurette T. Koellner	Papa John's International, Inc., The Goodyear Tire & Rubber Company and Nucor Corporation

Robert A. Mionis	None

Joseph M. Natale	Gibraltar Growth Corporation

Carol S. Perry	None

Eamon J. Ryan	None

Gerald W. Schwartz	Onex, Indigo Books & Music Inc., and honorary director of the Bank of Nova Scotia

Michael M. Wilson	Air Canada, Finning International Inc., and Suncor Energy Inc.

Meetings of Independent Directors

The independent directors meet separately as part of every in-person Board meeting. If the meeting is a telephone meeting outside the regular Board schedule, the independent directors may meet separately. Mr. Etherington, the Chair of the Board, presides at all such meetings. From the beginning of 2015 to February 10, 2016, the independent directors held these in camera sessions at all Board meetings.

In addition, from time to time, the Board establishes ad hoc committees (e.g., the CEO Search Committee), which, as appropriate, may be comprised solely of independent directors.

Independent Chair

Mr. Etherington is the Chair of the Board and is an independent director. In this capacity, Mr. Etherington is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chair is posted in the "Who We Are" -- "Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chair? in this Circular.

Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those standing committees of which they are members, see Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings in this Circular.

Board Mandate
The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

Position Descriptions

Position Descriptions of the Chair of the Board and Committee Chairs

The Board has approved position descriptions for the Chair of the Board and the Chair of each standing committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance". The Chair of the Board is available to respond to questions from shareholders at the Corporation's annual meeting.

Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals and objectives. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on the Board and committee mandates, the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New directors also attend meetings with the Chair, directors, Compensation Consultant and key executives and receive periodic presentations from senior management on major business strategy, industry trends, customer requirements and competitive issues. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation's business.

Ongoing Director Development and Education

The Board's continuing education program has been designed to, among other things: (i) assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and (ii) assist directors in ensuring that their knowledge and understanding of the Corporation's business remains current. Specifically, directors are provided with:

  •
  detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;

  •
  regular updates between meetings of the Board with respect to issues that affect the business of the Corporation; and

  •
  full access to the senior management and employees of the Corporation.

Directors review the annual work plan for board and committee meetings, participate in setting the agendas for Board and Committee meetings and participate in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors and the Institute of Corporate Directors to keep them up to date on the role and responsibilities of an effective Board member and help them stay in touch with issues of common interest to all directors.

Directors may also attend outside conferences and seminars that are relevant to their role, at the Corporation's expense with the prior approval of the Chair.

During 2015, directors attended educational presentations and were provided with educational materials related to:

  •
  executive compensation trends,

  •
  proposed changes to compensation practices and disclosure requirements in Canada and the U.S.,

  •
  developments in corporate governance,

  •
  developments in accounting and auditing rules and standards,

  •
  cyber security,

  •
  regulatory developments, and

  •
  industry trends.

In 2015, management conducted or organized the education sessions noted below:

Director Education Presentations (All members participated except where noted)	Date in 2015

Board of Directors
Meeting with directors and an extended management team to allow directors to meet and assess next-generation talent	January 19

Presentation by advisors to provide external perspective on industry trends	April 20

Presentation by management on cyber security*	October 20

Audit Committee
Presentation by the Corporation's auditors on current developments in accounting, auditing and financial reporting, including evolving practices with respect to the auditor assessment process, and a review of the Canadian Public Accountability Board's (CPAB) public report on Changing Expectations and how audit committees can help improve audit quality	January 19

Update by the Corporation's auditors on accounting, auditing and financial reporting standards	April 20

Update by the Corporations' auditors on accounting, auditing and financial reporting standards, including a presentation on the PCAOB publication on Audit Committee Dialogue related to the audit committee's oversight of auditors	July 22

Update by the Corporation's auditors on accounting, auditing and financial reporting standards, including a presentation on proposed changes to the auditor reporting standards*	October 19

Corporate Governance Committee
Presentation by management on OSC gender diversity disclosure and TSX rules on majority voting policies	January 19

Management presentation on regulatory updates to advance notice by-laws and shareholder rights plans*	October 19

Compensation Committee
Presentation by the Compensation Consultant on current trends and regulatory developments in executive compensation (including share ownership guidelines, "clawback" provisions, talent attraction and retention trends, and compensation trends in the Asia market)	July 22

Presentation by the Compensation Consultant on trends in executive compensation, including long-term incentive design, competitive pay levels in relevant markets and CD&A disclosure*	October 19

Individual Directors
Visit to Portland and Fremont sites to meet management and learn about operations (Dan DiMaggio)	March 31/April 1

* Ms. Koellner was absent from these sessions.

All of the directors were provided with the educational materials and participated in sessions relevant to the committees on which they sit.

Director Skills Matrix
The Nominating and Corporate Governance Committee has developed a skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation's existing directors and the competencies, expertise and qualifications that the Board would ideally possess.

	Daniel P. DiMaggio	William A. Etherington	Laurette T. Koellner	Robert A. Mionis	Joseph M. Natale	Carol S. Perry	Eamon J. Ryan	Gerald W. Schwartz	Michael M. Wilson	TOTAL

Skills

Service on Other Public (For-Profit) Company Boards		✓	✓	✓		✓		✓	✓	6

Senior Officer or CEO Experience	✓	✓	✓	✓	✓		✓	✓	✓	8

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Communications and/or Enterprise Computing		✓			✓					2

A&D, Healthcare, Semiconductor, Solar, Industrial			✓	✓	✓					3

Services (design, after market)	✓	✓		✓	✓					4

Europe and/or Asia Business Development	✓		✓	✓	✓		✓		✓	6

Operations (supply chain management and manufacturing)	✓			✓	✓				✓	4

Marketing and Sales	✓	✓		✓	✓		✓	✓	✓	7

Strategy Deployment / M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Talent Development and Succession Planning	✓	✓	✓	✓	✓			✓	✓	7

IT and Business Transformation		✓	✓	✓	✓		✓	✓		6

Finance and Treasury		✓	✓			✓		✓		4

Other Characteristics

Gender	M	M	F	M	M	F	M	M	M	7M / 2F

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Business Conduct.

Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.

All employees above a designated level are required to certify compliance with the Policy annually. The Corporation also provides an on-line training program for the Policy. The Policy requires ethical conduct from employees and encourages employees to report breaches of the Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

The Corporation's Corporate Values underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

Material Interests in Transactions

Except as otherwise disclosed herein, the Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee (or a special committee of the Board consisting solely of independent directors) and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Sale agreement with respect to real property in Toronto:

On July 23, 2015, the Corporation entered into an agreement of purchase and sale (the Property Sale Agreement) to sell its real property located in Toronto, Ontario, which includes the site of the Corporation's corporate headquarters and Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately C$137 million, exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice. Upon execution of the Property Sale Agreement, the Property Purchaser paid the Corporation a cash deposit of C$15 million, which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay the Corporation an additional C$53.5 million. The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of C$68.5 million to be registered on title to the property and having a term of two years from the closing date. The Corporation has recorded the cash deposit in other non-current liabilities on the consolidated balance sheet and as cash provided by investing activities in the consolidated statement of cash flows.

As part of the Property Sale Agreement, the Corporation agreed, upon closing, to enter into an interim lease for the existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for the Corporation's new corporate headquarters, on commercially reasonable arm's-length terms. There can be no assurance that this transaction will be completed within the expected time period or at all.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, the Board formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of the Corporation. The Board, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Audit Committee
The Board has a fully independent Audit Committee (currently comprised of Laurette Koellner (Chair), Daniel DiMaggio, William Etherington, Joseph Natale, Carol Perry, Eamon Ryan and Michael Wilson). Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2015 Annual Report on Form 20-F, and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

No member of the Audit Committee serves on more than three audit committees of public companies, including that of the Corporation.

The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Committee has sole authority for recommending the person to be proposed to Celestica's shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other outside legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors.

The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Committee recommends that the Board approve the annual audited financial statements or (ii) the Committee reviews the quarterly financial statements, the Committee members meet separately with each of: management; the external auditor; and the internal auditors.

In addition to fulfilling the responsibilities as set forth in its mandate, in 2015, the Audit Committee implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel.

Nomination and Election of Directors

Director Nomination Process

Recognizing that new directors may be required from time to time, the Nominating and Corporate Governance Committee maintains a matrix of the competencies, skills and other characteristics that each existing director possesses for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.

The Board is committed to nominating highly qualified individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. When considering potential Board members, the Nominating and Corporate Governance Committee considers personal characteristics such as business experience, functional expertise, personal skills, stakeholder perspectives and geographic background.

The Board also recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective among directors. Accordingly, in January 2015, the Board adopted a written policy with respect to the identification and nomination of women directors and is taking meaningful steps to increase the representation of women on the Board, including targeting women candidates exclusively for the Corporation's most recent director search. Pursuant to the policy, the Corporation has adopted a target that at least 30% of the Board be comprised of women by 2020 and, in support of this target, established a requirement that the initial candidate list for any new director search be comprised of no less than 50% women. Since 2009, two of five (or 40%) of new director nominees have been women.

Upon adoption of the Corporation's diversity policy in January 2015, as well as on February 11, 2015 (being the date of disclosure in the Corporation's 2014 management information circular), there were two women on the Board, representing 22% of the directors (29% of the independent directors). There are currently two women on the Board, representing 22% of the directors (29% of the independent directors), each of whom is being nominated for re-election to the Board, and one of whom chairs the Audit Committee. The Board considers that the composition and number of the nominees for the position of director that it proposes will allow the Board to perform effectively and act in the best interest of the Corporation and its stakeholders.

Independence and Powers of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of William Etherington (Chair), Daniel DiMaggio, Laurette Koellner, Joseph Natale, Carol Perry, Eamon Ryan and Michael Wilson.

The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

Election of Directors

The TSX requires listed issuers that are not majority controlled to adopt a majority voting policy for the election of directors or to otherwise satisfy the TSX's majority voting requirements. The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and if so required any such nominee shall immediately tender his or her resignation. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and announced by press release, within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.

Although the Corporation is exempt from the TSX's majority voting requirements, the Corporation chose the policy described above to appropriately and effectively reflect the application of majority voting policies to a majority controlled company, consistent with the rationale underlying the TSX majority voting requirements and good corporate governance.

Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of the Corporation's officers, the Compensation Committee considers a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see Compensation Discussion and Analysis in this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice.

Independence and Powers of the Compensation Committee

The Board has a fully independent Compensation Committee (currently comprised of Eamon Ryan (Chair), William Etherington, Daniel DiMaggio, Laurette Koellner, Joseph Natale, Carol Perry and Michael Wilson). The Compensation Committee and its Chair are appointed annually by the Board. As part of each meeting, the Compensation Committee members meet without any member of management present and also meet with the Compensation Consultant without any member of management present. The Compensation Committee has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.

The Compensation Committee's responsibilities include those noted at Compensation Committee in this Circular.

The full mandate of the Compensation Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are" -- "Corporate Governance".

External Advisors Regarding Director and Executive Compensation

The Compensation Committee has retained the Compensation Consultant as its independent compensation consultant to assist in the discharge of its mandate. For a description of the Compensation Consultant's role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice in this Circular.

Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its committees and its directors on an annual basis.

The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The process may also involve soliciting feedback from senior executives as to the effectiveness of the working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

Retirement Policy and Term Limits
The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.

Celestica's Corporate Governance Guideline provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement). However, the Board considers that the imposition of term limits would discount the value of experience and continuity amongst directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.

To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.

The Board has demonstrated the effectiveness of its approach as three new directors, including the recent appointment of Mr. Mionis, representing 33% of the Board have been appointed since 2012.

Succession Planning and Results of CEO Search Committee's Comprehensive Search Process
In accordance with its mandate, the Compensation Committee, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, all positions that report to the CEO, and any other positions deemed by the CEO to be "mission critical". The CEO and the Chief Legal and Administrative Officer (the "CLAO") solicit input from the Compensation Committee members with respect to such succession planning at regularly defined intervals and interface with the Compensation Committee at specified points throughout the year on this topic. Historically, the Compensation Committee has conducted a formal, in-depth review of each of the succession plans with the CEO and CLAO in order to satisfy itself that the succession plans meet the needs of the Corporation. In 2013, the Corporation engaged an external consultant to provide the Corporation with best practices in succession planning management for senior executives. The consultant also conducted assessments of certain senior executives to ensure that appropriate succession and development plans are in place to meet the needs of the Corporation. In 2013 and 2014, the Compensation Committee reviewed the succession plan for senior executives.

On October 21, 2014, the Corporation announced that President and Chief Executive Officer, Craig Muhlhauser, had informed the Board of his intention to retire by the end of 2015, beginning an orderly leadership transition over the next twelve months. The Board established a successor CEO search committee comprised of Messrs. Etherington, Natale and Wilson (the "CEO Search Committee") and engaged an executive search firm to support a comprehensive search process to identify a successor CEO, considering both external and internal candidates.

Effective August 1, 2015, Mr. Muhlhauser retired as President and Chief Executive Officer of the Corporation and as a member of the Board, but agreed to remain with the Corporation as a special advisor to the Board until December 31, 2015. Following a comprehensive search process completed by the CEO Search Committee, Mr. Robert A. Mionis was appointed as President and Chief Executive Officer of the Corporation, commencing his role on August 1, 2015.

Mr. Mionis will participate in an in-depth review of the existing succession plan and will report to the Compensation Committee in 2016.

Gender Diversity
The Board is committed to selecting highly qualified individuals to fulfill senior management roles within the Corporation and considers the qualities and experiences of candidates, including their educational background, business experience, expertise and integrity, in the selection and recruitment of its executive officers. The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective in senior management roles.

The Corporation has initiatives to raise awareness and support the advancement of women including the deployment of a global mentoring program and a North American Women's Collaboration Forum. Plans are underway to expand this forum across the Corporation's global network. The Corporation also participates in the Protégé Project, a program that is sponsored by the Canadian Women in Communications and Technology (WCT) Organization, matching CEOs and other leaders as sponsors with senior female executives who are interested in further developing their leadership capabilities. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee's gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.

As at February 10, 2016, one of the six executive officers of the Corporation, including its major subsidiaries, is a woman, representing 17% of the total number of executive officer positions at such entities.

SCHEDULE B

    BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the "Board") of Celestica Inc. ("Celestica", or the "corporation") acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board ("Directors") as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation's by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.      EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair:

(a)
in advance of accepting an invitation to serve on the board of another public company;

(b)
if that Director changes his or her principal occupation; or

(c)
if that Director ceases to be a "resident Canadian", as defined under the OBCA.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the "Chair") from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.

In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Compensation Committee.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation's Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica's growth strategy and the regulatory, governmental and other constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for the corporation;

(g)
reviewing management of capital;

(h)
reviewing and approving material transactions;

(i)
establishing measures for receiving feedback from security holders; and

(j)
reviewing board operations and evaluating board and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.

  (c)
  The Board shall review and approve any disclosure with respect to Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

  (d)
  The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

  (e)
  The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.6
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation's performance and events that may materially affect the Corporation's business.

8.7
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Compensation Committee.

  (b)
  Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

  (c)
  The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.10
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.11
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation's Directors or executive officers.

9.      EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, and cause the Nominating and Corporate Governance Committee to review this mandate, and the Board shall approve any changes as it considers appropriate.

10.      NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation's articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.